

TRANSMONTAIGNE INC.

<u>Via Facsimile (202) 942-9528 and U.S. Mail</u>

February 24, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 04-05

Attn: Mr. William Choi
Division of Corporation Finance

> **Re: TransMontaigne Inc.**
> **Form 10-K for year ended June 30, 2004**
> **File No. 1-11763**

Dear Mr. Choi:

This letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in a letter to Donald H. Anderson, Chief Executive Officer of TransMontaigne dated February 17, 2005, regarding the Form 10-K for the year ended June 30, 2004.

TransMontaigne's responses to the Staff's comments are set forth below and numbered to correspond to the numbering of the Staff's comment letter.

TransMontaigne would request the opportunity to have a telephone conference with the Staff to discuss any additional questions the Staff may have following its review of this response letter, so that any remaining issues can be resolved as soon as possible.

1. ***Comment:*** *We note that you enter into inventory exchange agreements with major oil companies which involves your receipt of a specified volume of product at one location in exchange for delivery of product at different location. Your related disclosure on page 11 of your Annual report indicates that you enter into exchange agreements with major oil companies to increase throughput at your terminals and establish greater shipping history on the common carrier pipelines. We further note that you generally receive a fee based*

1670 Broadway • Suite 3100 • Denver, CO 80202 • 303-626-8200 (phone) • 303-626-8228 (fax)
Mailing Address: • P.O. Box 5660 • Denver, CO 80217-5660
www.transmontaigne.com



TRANSMONTAIGNE

upon the volume of the product exchanged. It appears that these transaction may be, in substance, exchanges of product held for sale in the ordinary course of business, facilitating sales to customers other than parties to the exchange, and do not in themselves culminate an earnings process. Accordingly, it appears that the guidance in APB 29, paragraphs 19 and 21(a), would preclude the recognition of revenue on these types of transactions. Supplementally tell us whether you report these transactions on a gross basis and whether these exchanges are recorded at fair value or carryover basis. If you do record these exchange transactions on a gross basis, quantify for us the effects of these exchange transactions on your revenues, cost of sales and earnings for both your Supply distribution and marketing and Terminals, pipelines and tugs and barges segments for each period presented in your 2004 Form 10-K. We expect to have further comments.

Response: We do not recognize revenue on a gross basis on inventory exchange transactions. In an exchange agreement, TransMontaigne receives a fixed volume of inventory from the counterparty in exchange for TransMontaigne's obligation to deliver to that counterparty a fixed volume of inventory at a different location. TransMontaigne generally receives the fixed volume of inventory at the tailgate of the counterparty's refinery in the Gulf Coast and agrees to deliver a fixed volume of inventory at one of TransMontaigne's terminal locations. TransMontaigne generally receives the inventory from the counterparty in advance of delivering the exchange inventory to the counterparty. Upon receipt of the counterparty's inventory, TransMontaigne recognizes an increase to its discretionary inventory held for immediate sale or exchange and an offsetting liability entitled "Inventory due to others under exchange agreements." As disclosed in Note 1 (j) to the Notes to consolidated financial statements, the "Inventory due to other under exchange agreements" represents an indexed obligation that is carried at fair value with net changes in fair value recognized in income. When the counterparty takes delivery of a portion of the exchange inventory at TransMontaigne's terminal location, TransMontaigne recognizes a decrease to its discretionary inventory held for immediate sale or exchange and a decrease to the liability entitled "Inventory due to other under exchange agreements." TransMontaigne does not recognize revenue or cost of goods sold upon the receipt of the counterparty's inventory or delivery of the exchange volumes for the inventory component of the exchange. However, the following "service" fees are charged by TransMontaigne and recognized as revenue upon delivery of the exchange inventory to the counterparty: (i) terminal throughput fees (approximately $0.21 per barrel) based on the actual volume of exchange inventory delivered to the counterparty, (ii) transportation fees (approximately $0.15 per barrel) based on the actual volume of exchange inventory delivered to the counterparty, and (iii) regrade fees, if applicable, based on the actual volume of exchange inventory delivered to the



TRANSMONTAIGNE

counterparty. A regrade fee is charged only if the counterparty delivered to the company a lower grade of product (e.g., regular unleaded gasoline) and TransMontaigne delivered to the counterparty a higher grade of product (e.g., premium unleaded gasoline). These service fees generally are billed within 5 days after month end and are due and payable to TransMontaigne within 30 days of the invoice date.

2. ***Comment:*** *We note your disclosure indicates that you adopted the provisions of EITF 03-6 and that you determined that your Series B Redeemable Convertible Preferred Stock to be a "participating" security for purposes of computing earnings per share. However, you should revise your disclosure to indicate the impact, if any, the adoption of this standard had on your calculation of basic earnings per share. Your disclosure should indicate, if true, that you have included your Series B Redeemable Convertible Preferred Stock in the computation of basic earnings per share using the two-class method. Supplementally, provide us the details of your basic earnings per share calculation for all periods presented.*

Response: In Note 19, "Earnings Per Share," of the Notes to consolidated financial statements, on page 97 of the Annual Report, TransMontaigne provides the computation of the earnings (loss) per common share. In that computation, TransMontaigne discloses that $4,373 (in thousands) of earnings is allocated to the preferred stock. The amount allocated to the Series B Redeemable Convertible Preferred stock represents the 6% per annum dividend on the liquidation value of approximately $72,890. In our 2004 computation of EPS, we intentionally excluded the amortization of the premium resulting from the initial fair value of the Series B Redeemable Convertible Preferred Stock being in excess of its redemption amount because the Series B Redeemable Convertible Preferred Stock agreement does not contemplate such an adjustment to the earnings allocable to the Series B Redeemable Convertible Preferred Stock when the earnings for the period are sufficient to trigger the participation provisions in the agreement. The exclusion of the amortization of the premium resulted in lower earnings attributable to common stockholders. The Series B Redeemable Convertible Preferred stock is convertible into approximately 11,044 shares of common stock. The Series B Redeemable Convertible Preferred stock earnings per equivalent common share are $0.40 ($4,373 divided by 11,044). The net earnings attributable to the common stockholders are $14,156. The weighted average common shares outstanding for basic EPS are 39,355. The earnings per "basic" common share are $0.36 ($14,156 divided by 39,355). Because the Series B Preferred stockholders have received higher earnings per equivalent common share ($0.40) than the common stockholders ($0.36), the Series B Preferred stockholders did not participate in any additional allocation of earnings for the year ended June 30, 2004.



TransMontaigne

Detailed computations of TransMontaigne's basic earnings per share for each of the years in the three-year period ended June 30, 2004, are attached in Appendix A.

Note 19 Earnings per Share, page 97

3. ***Comment:*** *Please explain to us why your calculation of diluted earnings per share for the year ended June 20, 2004 resulted in the same amount as your basic earnings per share despite the difference of 11,653,000 between basic and diluted weighted average shares used in the calculation.*

   Response: The diluted earnings per share was computed based on net earnings of $18,529 and weighted average common equivalent shares outstanding of 51,008. The diluted earnings per share are $0.36 per common equivalent share ($18,529 divided by 51,008). As the diluted earnings per share were not in excess of the basic earnings per share, TransMontaigne included the common equivalent shares, including the number of common equivalent shares upon conversion of the Series B Redeemable Convertible Preferred stock, in the computation of diluted earnings per share.



TRANSMONTAIGNE

Computation of diluted earnings per share for the year ended June 30, 2004

Net earnings attributable to common stockholders	$14,156
Add back earnings allocable to preferred stock	4,373
Net earnings for diluted EPS computation	$18,529
Basic weighted average shares	39,355
Dilutive securities:	
Restricted common stock	333
Stock options	276
Series B Redeemable Convertible Preferred stock	11,044
Diluted weighted average shares	51,008
Diluted earnings per share	$0.36

Had the Series B Redeemable Convertible Preferred stock and its allocable earnings been excluded from the computation of diluted earnings per share for the year ended June 30, 2004, the diluted earnings per share would have been $0.35 ($14,156 divided by 39,964). While the $0.35 diluted earnings per share is more dilutive (i.e., lower) than the previously reported diluted earning per share of $0.36, we do not believe that it is materially more dilutive.

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 626-8223.

Sincerely,

Randall J. Larson

Randall J. Larson
Executive Vice President

Enclosures

Cc: Kevin Hughes – KPMG LLP



TransMontaigne

Appendix A

TransMontaigne Inc.
Computation of Basic Earnings (Loss) Per Share

	Total	Preferred Stock	Common Stock
Year ended June 30, 2004:			
Dividends declared		$4,373	—
Amortization of premium		—	—
Allocation of net earnings	$18,529	$4,373	$14,156
Weighted average equivalent shares outstanding		11,044	39,355
Basic earnings per share		$0.40	$0.36
Year ended June 30, 2003:			
Dividends declared		$5,594	—
Amortization of premium		(1,610)	—
Allocation of net earnings	$6,803	$3,984	$2,819
Weighted average equivalent shares outstanding		11,044	39,116
Basic earnings per share		$0.36	$0.07
Year ended June 30, 2002:			
Allocation of net earnings	$8,558	$11,352	$(2,794)
Weighted average equivalent shares outstanding		11,655	31,267
Basic earnings per share		$0.97	$(0.09)